UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
   - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nanno, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 26, 2017

Physical Address of Issuer:

1615 California Street, Denver, CO 80202

Website of Issuer:

https://www.nanno.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000

Deadline to reach the Target Offering Amount:

January 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$514,532	$156,145
Cash & Cash Equivalents	$499,021	$150,509
Accounts Receivable	$0	$0
Short-term Debt	$61,654	$47,450
Long-term Debt	$0	$0
Revenues/Sales	$216,887	$391,420
Cost of Goods Sold*	$168,961	$326,469
Taxes Paid	$0	$0
Net Income	($762,819)	($295,336)

* Presented in Financial Statements as "Cost of Revenues."

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



October 12, 2021

Nanno, Inc.

Up to $500,000 of Crowd SAFE (Simple Agreement for Future Equity)

Nanno, Inc. ("**Nanno**"), the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$500,000	$30,000	$470,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.nanno.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nanno

The date of this Form C is October 12, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto.

Nanno, Inc. (the "Company" or "Nanno") is a Delaware corporation, initially incorporated/formed in Colorado on May 6, 2016 and subsequently reincorporated by merger into a Delaware corporation on July 26, 2017.

The Company is located at 1615 California Street, Denver, CO 80202.

The Company's website is www.nanno.com.

The Company conducts business in Colorado and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nanno and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	100^+$
Maximum Individual Purchase Amount	$25,000
Offering Deadline	January 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 14.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The COVID-19 pandemic has had, and may continue to have, a significant effect on our business operations and revenue projections.

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. In the child care industry specifically, the COVID-19 pandemic has dramatically affected by the need for in-home care and the availability of caregivers willing to care for children in their homes. The outbreak could have a continued material adverse impact on the Company and the economy as a whole. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel. Liz Oertle is our co-founder and chief executive officer and Nelio Carneiro is our chief technology officer. The loss of either of their services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we

expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount. While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Nanno is the first software platform that connects busy parents with high-quality, fully vetted caregivers on demand. Our core product is an application, available as an iOS app, an Android app, and as platform-agnostic mobile-responsive web application, that allows parents to book caregivers for short-term, informal childcare engagements (a/k/a babysitting) using a simple on-demand interface. Payment is processed through the app, and parents have two payment options. With our basic membership, parents pay no monthly membership fee but Nanno collects a 25% commission on the hourly rate parents pay for care. With a premium membership, parents pay a monthly subscription fee and a commission-free hourly rate.

Our headquarters is located at 1615 California Street, Suite 310, Denver, CO 80202, but we have parents and caregivers in nearly every U.S. state.

History

Nanno was founded in May 2016, and we launched the beta version of our initial product in April 2017. Our initial product was an invitation-only platform and our initial go-to-market strategy was a business-to-business-to-consumer model. During 2017 and 2018, we iterated aggressively in the market, conducted extensive user interviews of both our parent and caregiver users, and came to better understand the needs of both our user bases. In fall 2018, we launched our first open-invitation product, and our user base grew by nearly 500% in three months.

In 2019, we continued to test new product features and evaluate user behavior. We joined the 500 Startups accelerator program in May 2019 and with their help continued to test marketing and growth strategies. In fall 2019, we once again experienced significant new user growth, this time of nearly 350%.

Growth continued through the first quarter of 2020, following the consummation of equity financing transactions for an aggregate amount of approximately $1.3 million. Our intent was to deploy that capital first to improve our core product in order to improve user retention and long-term value, and then to invest in marketing and growth activities, to increase our user base on both the parent and caregiver sides of our double-sided marketplace. In April 2020, because of the COVID-19 pandemic, the demand for our product dramatically decreased, as quarantines and stay-at-home orders required families to stay at home, and curtailed non-essential work outside of the home. Nevertheless, we proceeded with our planned product overhaul, rebuilding the user interface and all front-end functionality, and adding a full-featured native iOS app and, for the first time, a native Android app. Our revenues throughout 2020 remained nominal due to the pandemic, but by December 31, 2020, we had completed our product rebuild and were poised to launch the new product as the markets began to reignite.

In February 2021, we launched Nanno 2.0. By March 2021, we were seeing a significant increase in new users and new booking activity.

Business Outlook

For the remainder of 2021, we intend to continue to work to accelerate our growth in a cost-effective manner to reach and then exceed the growth trend we were seeing at the beginning of the COVID-19 pandemic.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We are a double-sided marketplace, so our customer base consists of two primary constituencies: parents and caregivers. We approach customer acquisition and retention of our two customer bases separately.

Competition

Our primary competitors are Care.com, UrbanSitter and SitterCity. Like us, they seek to address the informal child care market using internet-based technology. However, their platforms are discovery/registry platforms as opposed to our matching platform. Our secondary competitors are Bambino and other newer app-based platforms that take a more tech-forward approach to the discovery/registry model, but still fall short of the full-service matching technology we offer.

While there are currently no competitors offering an on-demand matching product in the informal child care space, we are aware that that can and likely will change in the future, making it important for us to advance our technology and grow our base of loyal users as quickly as possible.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5381425	Nanno	Trademark	May 8, 2016	January 16, 2018	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$30,000
Growth Marketing Expense	94%	$23,850	45%	$225,000
New Feature Development	0%	$0	30%	$150,000
Working Capital	0%	$0	19%	$95,000
Total	**100%**	**$25,000**	**100%**	**$500,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Growth Marketing

We intend to use the majority of the funds raised in this Offering to accelerate growth by acquiring new users on both the parent and sitter sides. Our goal is to invest this money profitably so that our return on investment in new users propels the Company's revenue growth exponentially. If we raise only the Target Offering Amount, we plan to invest all money raised, after deducting Intermediary Fees, in growth acceleration. If we raise the Maximum Offering Amount, we plan to invest 45% of the money raised in growth acceleration.

New Feature Development

If we raise more than the Target Offering Amount, we intend to invest 30% of the money raised in developing new features that our users have told us they would like to see included in our product. We believe that new feature development is an important indirect catalyst for growth.

Working Capital

If we raise more than the Target Offering Amount, we intend to invest 19% of the money raised in expanding our team and covering other working capital expenses. The primary goal of these expenses will be to improve our operations support team to continue to improve user experiences for both parent and caregiver users.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Elisabeth Polizzi Oertle	CEO & Board Director	CEO, Nanno, Inc. (May 2016 – Present); responsibility for business, operation and finance of company and other duties typically expected of a chief executive officer Board Director, Nanno, Inc. (June 2016 – Present)	J.D., University of Michigan Law School, 2017 B.A., Binghamton University, 1999
Nelio Carneiro	CTO- Full Stack Developer	CTO, Nanno, Inc. (October 2020 – Present); responsibility for development and maintenance of technology of company and other duties typically expected of a chief technical officer Full Stack Developer, Nanno, Inc. (March 2020 – October 2020); responsibilities typical of a full-stack developer Independent Software Developer (January 2018 – October 2020); developed software Full Stack Developer, Green Letterbox (March 2017 – January 2018); developed software	University Federal of Goias, 2010
Margaret B. Polizzi	Head of Trust and Safety & Board Director	Head of Trust and Safety, Nanno, Inc. (January 2018 – Present); responsibility for overseeing the review of all caregiver candidates Board Director, Nanno, Inc. (June 2021 – Present)	State University of New York at Albany, 1973-1976

Biographical Information

Liz Oertle, CEO & Co-Founder

Liz Oertle is passionate about leveraging emerging technologies to solve the real-world problems of everyday people – especially parents and families. Before starting Nanno, Liz was a startup lawyer, working with companies of all shapes and sizes. In 2016, she founded the Independent Law Group, a consortium of business attorneys who utilize disruptive startup practices to revolutionize the business of law. Liz received her bachelors' degree in English and Creative Writing from Binghamton University (State University of New York) and her JD from the University of Michigan Law School. Liz is the chief executive officer and serves on our board of directors.

Nelio Carneiro, Chief Technology Officer

Nelio is a passionate software engineer with more than 10 years of experience in web and mobile development. He has worked on big companies back in Brazil and also helped startups to grow in Ireland. During his career, he's contributed to lots of open source projects and created a few by himself. Nelio received his bachelor's degree in Computer Science from Federal University of Goias in Brazil.

Margaret B. Polizzi, Head of Trust and Safety

Margaret heads up our trust and safety operations and oversees the quality review process for caregiver candidates who wish to join the Nanno platform. She also serves on our board of directors. She attended the State University of New York at Albany from 1973 until 1976.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

Our capitalization as of August 31, 2021 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights	Percent Ownership Represented (Fully Diluted)
Common Stock: Liz Oertle	349,000 shares	Yes	No	51.08%
Common Stock: Desi McAdam	87,333 shares	Yes	No	12.78%
Common Stock: Other Holders	30,330 shares	Yes	No	4.44%
Warrants	1,201 shares	No	No	0.18%
Stock Options (Authorized)	21,650 shares	No	No	3.39%
Quake Capital KISSes	$205,000	No	Yes (Valuation Cap)	6.82%
500 Startups KISS	$150,000	No	Yes (Valuation Cap)	6.00%
2018 Convertible Notes	$90,000	No	No	2.58%
2020 Crowd SAFEs	$1,091,235	No	Yes (Valuation Cap)	10.55%
2020 Convertible Notes	$248,823	No	Yes (Valuation Cap)	2.18%

Common Stock

Our authorized capital stock consists of 1,000,000 shares, all of which are designated as common stock (the "Common Stock"), each having $0.0001 par value. As of March 31, 2021, there were 488,313 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the Company has issued the following outstanding securities, none of which have voting power:

Quake Keep It Simple Securities – 2017 and 2018

In 2017 and 2018, the Company issued four Keep It Simple Securities (the "Quake Capital KISSes") under Section 4(a)(2) of the Securities Act, in exchange for $205,000 cash financing. The proceeds of the financing were used to fund working capital, product development and growth.

Under the Quake Capital KISSes, the funds contributed by the investors will convert to shares of preferred stock in a Qualified Financing (defined as an equity financing for which the Company receives gross proceeds of at least $1,000,000 excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale), upon a change of control transaction at the Investor's election, or on or after the Maturity Date (defined as 18 months from the Date of Issuance) at the election of the majority of the Investors. If converted upon a Qualified Financing, the funds will convert into the lower of the price per share of the newly issued preferred stock multiplied by 80% (the "Quake KISS Discount") or $3,000,000 (the "Quake KISS Valuation Cap"), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

In the event of a change of control transaction, the funds will convert into the number of shares of all Company's common stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing (A) Quake KISS Valuation Cap by (B) the fully-diluted capitalization immediately prior to the closing of the change of control transaction or the investor shall be paid an amount equal to two times the purchase price.

If converted on or after the maturity date, the funds shall be converted into that number of shares of a newly created series of the Company's series seed preferred stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing the Quake KISS Valuation Cap by the fully-diluted capitalization immediately prior to conversion.

As of the date of this Form C, there has not been a Qualified Financing. The Quake Capital KISSes have not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to the holders of the Quake Capital KISSes. The holders are entitled to information rights, right of first offer, participation rights in the Qualified Financing and observer rights to attend all meetings of the Company's board.

2018 Convertible Notes

In 2018, the Company raised $90,000 cash under Section 4(a)(2) of the Securities Act, in exchange for several convertible notes payable (collectively, the "2018 Convertible Notes"). The proceeds of the financing were used to fund working capital, product development and growth.

The 2018 Convertible Notes accrue interest at 10% per annum. Principal and interest under the 2018 Convertible Notes are convertible into Common Stock, at the option of the holders of the 2018 Convertible Notes, at a 20% discount at any time or, upon a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), are convertible into equity.

Upon the closing of a Qualified Financing the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the 2018 Convertible Notes (the "Conversion Value"), or (B) to convert the 2018 Convertible Notes, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 2018. It was determined that the Regulation CF Offering did not constitute a Qualified Financing under the terms of the Convertible Notes, so the Convertible Notes remain outstanding.

500 Startups Keep It Simple Securities – 2019

In 2019, the Company issued one Keep It Simple Security (the "500 Startups KISS") under Section 4(a)(2) of the Securities Act, in exchange for $150,000 cash financing. The proceeds of the financing were used to fund working capital, product development and growth.

The 500 Startups KISS converts upon the occurrence of various events, including (A) upon the Company's next equity financing of $1,000,000 or more (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) (B) upon a qualifying corporate transaction or (C) after the date that is eighteen (18) months following the date of issuance.

If converted upon the Company's next equity financing, the funds automatically convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the financing. The issuance of the conversion shares pursuant to the conversion shall be subject to the same terms and conditions applicable to the preferred stock sold in the equity financing.

If converted upon a qualifying corporate transaction, at the investor's option, the funds may either convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the conversion or the investor will be paid an amount equal to 2 times the Purchase Price.

If converted 18 months from the date of issuance, the holder may elect that the 500 Startups KISS be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion.

As of the date of this registration statement, there has not been any priced preferred stock round of financing that would trigger a conversion of the 500 Startups KISS to preferred stock. The 500 Startups KISS has not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to 500 Startups. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings of the Company's board.

Regulation CF Offering

On January 1, 2020, the Company issued $1,069,839 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through OpenDeal Portal LLC (the "Intermediary"). The Intermediary received 6% of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 2% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $975,339 in net proceeds from the offering, $211,659 of which was advanced in October 2019 and reflected on the balance sheet under contingent obligations related to advances made on future issuance of equity instruments.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such a conversion, the conversion price will be equal to the lesser of (i) 90% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as a holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

Convertible Note Offering

On January 1, 2020, the Company issued $248,823 in convertible notes (collectively, the "2020 Convertible Notes"), including $23,823 representing the principal and accrued interest of the Bridge Notes that were converted into 2020 Convertible Notes at the election of the holders. The proceeds of the financing will be used to fund working capital, product development and growth.

The 2020 Notes accrue interest at 4% per annum. Principal and interest under the 2020 Notes are convertible in connection with a Qualified Financing into, and on the same terms as, the capital stock issued in connection with such Qualified Financing at a conversion price equal to the lesser of 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price"). As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

Debt

On February 15, 2019, the Company raised $47,000 cash in exchange for several non-convertible promissory notes payable (collectively, the "Bridge Notes"). The Bridge Notes accrue interest at 10% per annum. Principal and interest under the Notes are due and payable upon a "Qualified Financing" (defined as capital-raising transactions in which the Company raises aggregate gross proceeds of at least $1,000,000) or on the Maturity Date (defined as January 31, 2022). The Bridge Notes matured upon the closing of the Regulation CF Offering, at which time one investor elected repayment and the remaining investors elected to convert their Bridge Notes into the 2020 Convertible Notes. As of December 31, 2020, none of the Bridge Notes remained outstanding.

In connection with the promissory notes, the Company issued warrants to purchase Common Stock in an amount equal to the number of shares obtained by calculating 50% of each lender's initial principal amount and dividing by $19.58. The exercise price of the warrants is $19.58 per share.

On April 14, 2020, the Company received a Paycheck Protection Program loan from the U.S. Small Business Administration in the amount of $31,700. The loan, plus all accrued interest, was forgiven on May 5, 2021.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Elisabeth Polizzi Oertle. As discussed above, Ms. Oertle holds 349,000 shares of Common Stock, which represents 51.08% of the total voting power of the Company.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Nanno, Inc. ("Nanno" or the "Company") was originally formed as a Colorado corporation on May 6, 2016. The Company was converted to a Delaware corporation on July 27, 2017 (the "Conversion"). The Company's headquarters are in Denver, Colorado.

Nanno is an on-demand childcare platform and application. We connect busy parents with high-quality, fully vetted sitters and nannies through a true on-demand marketplace application. Parents and sitters can use Nanno via our iOS app, our Android app, or our platform-agnostic web app.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $499,021 and $150,509 of cash on hand, respectively.

As of August 31, 2021 the Company had an aggregate of $220,128 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The offering proceeds will have a beneficial effect on our liquidity, as we currently have limited cash on hand, and plan to continue to deploy such capital toward continued growth.

The Company may require additional financing in excess of the proceeds from the Offering in order to sustain continued investment in growth over the next 12 months.

Other than the proceeds from the Offering, the Company generates revenue from ongoing operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$1,070,000	1,091,236	Growth operations, product development and general working capital	January 1, 2020	Reg CF
Convertible Note	$248,824	N/A	Growth operations, product development and general working capital	January 1, 2020	Section 4(a)(2)
KISS	$150,000	N/A	Growth operations, product development and general working capital	June 20, 2019	Section 4(a)(2)
Convertible Note	$47,000	N/A	Product development and general working capital	February 15, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Quake KISSes, the 2018 Convertible Notes, the 2019 Notes, and the Crowd SAFEs, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

In January 2021, the Company entered into Common Stock Purchase Agreements with its founder, Elisabeth Polizzi Oertle, and Margaret Bowers Polizzi, a family member of Ms. Oertle, for the purchase of a total of 270,000 shares of the Company's common stock at a price of $15.13 per share and a total purchase price of $4,085,100. The purchase price per share represents the fair market value of the Common Stock calculated based on the enterprise value of the

Company after giving effect to the Reg CF Offering and the 2020 Convertible Notes. The purchase price under the Common Stock Purchase Agreements was paid through a secured promissory note. The transaction was conducted with the assistance of outside counsel and determined by the Company's board of directors to be fair and in the best interests of the Company and its securityholders.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities (the "**First Equity Financing**"), the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) such investor's investment amount (the "**Investment Amount**") by (b) the lower of (i) 90% of the price per share of the Securities sold in such Equity Financing (the "**Discount Price**"), (ii) the price per share equal to $11,000,000 (the "**Valuation Cap**") divided by the number of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes (the "**Equity Capitalization**"), or (iii) if the first Equity Financing after this offering reflects an enterprise value for the Company of less than the Valuation Cap (defined below), the price per share equal to such lower enterprise value divided by the Equity Capitalization (the "**First Financing Price**").

Conversion Upon a Subsequent Equity Financing

If the Company does not elect to convert the Securities upon the first Equity Financing following the issuance of the Securities but does elect to convert the Securities upon a subsequent Equity Financing, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) such investor's Investment Amount by (b) the lower of (i) the Discount Price (calculated by applying the discount to the price per share of the Securities sold in such Equity Financing), or (ii) the Valuation Cap divided by the Equity Capitalization (calculated as of the time immediately prior to such subsequent Equity Financing), or (iii) if the first Equity Financing after this offering reflects an enterprise value for the Company of less than the Valuation Cap, the price per share equal to such lower enterprise value divided by the Equity Capitalization (calculated as of the time immediately prior to such subsequent Equity Financing).

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the Company's discretion, either the number of shares of Common Stock or the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held the number of shares of Common Stock equal to the Investment Amount divided by the quotient of the Valuation Cap divided by the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes (in either case the "**Liquidity Consideration**").

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive either (a) the Liquidity Consideration, or (b) if the enterprise valuation of the Company as reflected in the First Equity Financing is less than the Valuation Cap, the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the First Equity Financing equal to the Investment Amount divided by the price per share of Capital Stock sold in the First Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the

Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elisabeth Polizzi Oertle
_____
(Signature)

Elisabeth Polizzi Oertle
_____
(Name)

Chief Executive Officer and Board Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elisabeth Polizzi Oertle
_____
(Signature)

Elisabeth Polizzi Oertle
_____
(Name)

Chief Executive Officer and Board Director
_____
(Title)

October 12, 2021
_____
(Date)

/s/ Margaret B. Polizzi
_____
(Signature)

Margaret B. Polizzi
_____
(Name)

Board Director
_____
(Title)

October 12, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

[See Attached]

Nanno Inc.

(a Delaware Corporation;
previously a Colorado Corporation)

Unaudited Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Nanno Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 11, 2021

To: Board of Directors of Nanno Inc.
        Attn: Liz Polizzi, CEO

Re: 2020 and 2019 Financial Statement Review
        Nanno Inc.

We have reviewed the accompanying financial statements of Nanno Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Nanno Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

NANNO, INC
BALANCE SHEET
Years Ended December 31, 2020 and 2019
(unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	499,021	$	150,509
Prepaid Assets		15,511		5,636
Total Assets		**514,532**		**156,145**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable		11,762		0
Accrued liabilities		12,816		0
Payroll Liabilities		5,375		0
PPP Loan payable		31,700		0
Notes payable		0		47,450
Total Current Liabilities		**61,654**		**47,450**
Commitments and contingencies (Note 7)				
Contingent obligations to issue future equity		355,000		355,000
Convertible notes payable		338,824		90,000
Crowdfunding liabilities		1,069,839		211,659
Total Other Current Liabilities		**1,763,663**		**656,659**
Total Liabilities		**1,825,317**		**704,109**
Stockholders' equity				
Common Stock, $0.0001 par value; 1,000,000 authorized as of December 31, 2020 and 2019; 196,663 and 208,330 shares issued and outstanding as of December 31, 2020 and 2019		21		21
Additional paid-in capital		118,853		118,853
Accumulated deficit		(666,839)		(371,503)
Net Income		(762,819)		(295,335)
Total Stockholders' Deficit		**(1,310,784)**		**(547,964)**
Total Liabilities and Stockholders' Deficit	$	**514,533**	$	**156,145**

NANNO, INC
INCOME STATEMENT
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	216,887	391,420
Cost of revenues	168,961	326,469
Net Profit	39,378	64,951
Operating Expenses		
Advertising & Marketing	23,831	105,504
Background checks	26,465	70,481
Technology	36,014	21,590
Payroll	250,521	-
General and administrative	465,366	162,711
Total Operating Expenses	**802,197**	**360,287**
Net Income (Loss)	**(762,819)**	**(295,336)**

NANNO, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and 2019
(unaudited)

	Common Stock Shares	Common Stock Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of January 1, 2019	**208,330**	**$ 21**	**118,853**	**(371,503)**	**(252,629)**
Net Loss	-	-	-	(295,336)	(295,336)
Balance as of December 31, 2019	**208,330**	**$ 21**	**118,853**	**(666,839)**	**(547,965)**
Issuance of Common Stock	(11,667)	-	-	-	-
Net Loss	-	-	-	(762,819)	(762,819)
Balance as of December 31, 2020	**196,663**	**$ 21**	**118,853**	**(1,429,658)**	**(1,310,784)**

NANNO, INC
STATEMENT OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**($762,819)**	**($295,336)**
Adjustments to reconcile net income (loss)		
Changes in assets and liabilities:		
(Increase) Decrease in prepaid expenses	(9,875)	5,019
(Increase) Decrease in accounts payable	11,762	0
(Increase) Decrease in Notes payable	(47,450)	47,450
Increase (Decrease) in Paycheck Protection Program Loan Payable	31,700	0
Increase (Decrease) in accrued and other liabilities	18,192	(30)
Net cash used in operating activities	**(758,490)**	**(242,897)**
Cash Flows from Financing Activities		
Issuance of KISSes	0	150,000
Issuance of SAFEs	858,180	211,659
Issuance of convertible notes	248,824	0
Net cash provided by financing activities	**1,107,004**	**361,659**
Net change in cash and cash equivalents	**348,513**	**118,762**
Cash and cash equivalents at beginning of period	150,509	31,747
Cash and cash equivalents at end of period	**$499,021**	**$150,509**

Nanno Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Nanno, Inc. ("Nanno" or the "Company") was originally formed as a Colorado corporation on May 6, 2016. The Company was converted to a Delaware corporation on July 27, 2017 (the "Conversion"). The Company's headquarters are in Denver, Colorado.

Nanno is an on-demand childcare platform and application. We connect busy parents with high-quality, fully vetted sitters and nannies through a true on-demand marketplace application. Parents and sitters can use Nanno via our iOS app, our Android app, or our platform-agnostic web app.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $499,021 and $150,509 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables are stated at the amount billed to the customer and are incurred in the ordinary course of business. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company did not have any accounts receivable.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable, Keep It Simple Securities ("KISSes") and Simple Agreements for Future Equity (SAFEs). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2020-05, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services because we do not promise the child care services, do not contract with caregivers to provide child care services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

For the years ending December 31, 2020 and December 31, 2019, the Company earned $216,887 and $391,420 of revenue, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $23,831 and $105,504 respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

Note Financing

On February 15, 2019, the Company raised $47,000 cash in exchange for several non-convertible notes payable (collectively, the "Bridge Notes"). The Notes accrue interest at 10% per annum. Principal and interest under the Notes are due and payable upon an equity financing transaction for which the Company receives gross proceeds of at least $1,000,000 (a "Qualified Financing"). The Notes matured upon the closing of the Regulation CF Offering (described below), at which time one investor elected repayment and the remaining investors elected to convert their Notes into the 2020 Convertible Notes (described below). As of December 31, 2020, none of the Notes remained outstanding.

In connection with the notes, the Company issued warrants to purchase Common Stock in an amount equal to 50% the initial principal amount of the note divided by $19.58, at an exercise price of $19.58.

The proceeds from this offering were used for general working capital and marketing expenses.

Paycheck Protection Program Loan Payable

On April 14, 2020, we received loan proceeds of $31,700 (the "PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the CARES Act, provided for loans to qualifying companies in amounts up to 2.5 times their average monthly payroll expenses. The Note has a two-year term and bears interest at the rate of 1.0% per annum. No payments of principal or interest are due during the 10-month period beginning on the date of the Note (the "Deferral Period").

Under the terms of the CARES Act, the principal and accrued interest under the Note is forgivable after 24 weeks if we use the PPP Loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and otherwise comply with PPP requirements. We must repay any unforgiven principal amount of the Note, with interest, on a monthly basis following the Deferral Period. We intend to pursue forgiveness, although actions taken by us in connection with our previously disclosed restructuring or otherwise could cause some or all of the PPP Loan to be ineligible for forgiveness.

Accrued Liabilities

Accrued liabilities as of December 31, 2020 consisted primarily of interest accrued under the 2018 Convertible Notes and the 2020 Convertible Notes (described below).

NOTE 4 – CONVERTIBLE SECURITIES

2018 Convertible Notes

In 2018, the Company raised $90,000 in exchange for several convertible notes payable (collectively, the "2018 Convertible Notes"). The 2018 Convertible Notes accrue interest at 10% per annum. Principal and interest under the 2018 Convertible Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount, or are automatically convertible into Preferred Stock upon a Qualified Financing. Since the Regulation CF Offering did not constitute a Qualified Financing under the terms of the Convertible Notes, the Convertible Notes remain outstanding.

As of December 31, 2020, approximately $25,890.41 of interest had accrued under the Notes.

2020 Convertible Notes

On January 1, 2020, the Company issued $248,824 in convertible notes (collectively, the "2020 Convertible Notes"), including $23,823 representing the principal and accrued interest of the Bridge Notes that were converted into 2020 Convertible Notes at the election of the holders. The 2020 Notes accrue interest at 4% per annum. Principal and interest under the 2020 Notes are convertible in connection with a Qualified Financing into, and on the same terms as, the capital stock issued in connection with such Qualified Financing at a conversion price equal to the lesser of 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price"). As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

As of December 31, 2020, approximately $12,816.12 of interest had accrued under the Notes.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Stock. On October 30, 2020, the Company repurchased the unvested portion of its previous CTO's designated shares. A total of 11,667 shares of common stock were reissued into company treasury for a total repurchase price of $1.17.

As of December 31, 2020, 196,663 shares of Common Stock are issued and outstanding. Of this amount, 99,000, or approximately 50.34%, is held by the Company's CEO and cofounder, who remains active in the daily management of the Company.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2019 and 2020 consists primarily of cash contributed by the cofounders.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Contingent obligations to issue future equity

On January 1, 2020, the Company issued $1,069,839 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The Regulation CF Transaction was conducted through OpenDeal Portal LLC (the "Intermediary"). The Intermediary received 6% of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 2% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $975,339 in proceeds from the offering, $211,659 of which was advanced in October 2019 and reflected on the balance sheet under contingent obligations related to advances made on future issuance of equity instruments.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such a conversion, the conversion price will be equal to the lesser of (i) 90% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as a holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

In 2017 and 2018, under the Section 4(a)(2) exemption under the Securities Act, the Company issued four Keep It Simple Securities ("Quake KISSes") in exchange for $205,000 cash financing.

Under the Quake KISSes, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of the price per share of the newly issued preferred stock multiplied by 80%; or $3,000,000, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

On June 20, 2019, under the Section 4(a)(2) exemption under the Securities Act, the Company issued a Keep It Simple Security to 500 Startups V, L.P., a Delaware limited partnership ("500 Startups") in the amount of $150,000 (the "KISS-A" and together with the Quake KISSes, the "KISSes"). The KISS-A converts upon the occurrence of various events, including upon an offering of capital stock in which the Company receives gross proceeds of at least $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the next equity financing, or following a corporate transaction; however, upon a corporate transaction, the Company may elect to pay holder an amount equal to 2 times the Purchase Price. Additionally, the 18 months from the date of issuance, the holder may elect that the KISS-A be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion. The KISS-A has not been electively converted and may limit, dilute or qualify future equity offerings as a result of certain purchase rights granted to 500 Startups. In addition, 500 Startups is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board. The proceeds from this offering were used for general working capital and marketing expenses.

As of the date of these financial statements, there has not been any priced preferred stock round of financing that would trigger a conversion of the KISS funds to preferred stock.

The Company has accounted for its KISS investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the KISSes occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As the conversion and the resulting effect of the discount on the price per share is not calculable until a priced preferred stock round of financing occurs, there is currently no amount recorded related to the discount or valuation cap of the KISSes.

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2020. Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes and other convertible securities, and securing loans to fund its operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Common Stock and Stock Option

In January 2021, the Company entered into Common Stock Purchase Agreements with its founder, Elisabeth Polizzi Oertle, and Margaret Bowers Polizzi, a family member of Ms. Oertle, for the purchase of a total of 270,000 shares of the Company's common stock at a price of $15.13 per share. The purchase price per share represents the fair market value of the Common Stock calculated based on the enterprise value of the Company after giving effect to the Reg CF Offering and the 2020 Convertible Notes. The purchase price under the Common Stock Purchase Agreements was paid through secured promissory notes. The transaction was conducted with the assistance of outside counsel and determined by the Company's board of directors to be fair and in the best interests of the Company and its securityholders.

The Company has granted options to purchase 21,650 shares of Common Stock. These options have exercise prices equal to between $3.92 and $21.99 and terms of 10 years. To the date of management's evaluation, no options have been exercised.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $500,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through August 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

[See Attached]



Company Name	Nanno
Logo	
Headline	On-demand marketplace connecting parents and carefully vetted sitters
Hero Image	
Tags	Female Founders, Apps, Kids, Babies, Sharing economy, B2C, Marketplace, Leading VC-backed, Startups, $1M+ raised
Pitch text	## Summary - Proprietary vetting process: background check, skills & behavioral tests - Growing nationally with over 17K parents and over 35K sitters nationwide - High retention rates from both parents and caregivers - Proven unit economics: $50 CAC vs. $135 profit per user in first 3 months - Annualized GMV of $700K pre-pandemic ## Problem

As a parent of young kids, child care is your lifeline to the life you once knew

Finding a sitter is never easy—and when you need one on short notice or while traveling, it can seem impossible. The few technology solutions that do exist are antiquated and unreliable. That's why most parents still use old-fashioned methods to find sitters, and still pay them offline through physical cash transactions.

As millennials transition into parenthood, they are looking for a fast and reliable solution that solves this problem in the way that tech does best: using a simple on-demand app.

Solution

Nanno: quality childcare at your fingertips

Nanno lets parents book high-quality, fully vetted sitters on-demand.

How it works

1. Set the criteria you are looking for in a caregiver.
2. The basic details of the booking are sent to all sitters who meet your criteria (you can also limit your search to "shortlists" you create).
3. When a sitter responds that they're available, the booking is engaged automatically.
4. Payment is processed automatically once booking is finished.

Our vetting process

Nothing is more important to our parent users than their children's safety. That's why we've built a **proprietary 5-step vetting process**, which includes a thorough criminal background check, a safety skills test, and a psychometric behavioral test. **Nanno is the safest way to book a sitter, online or offline.**

Product

A truly full-service technology solution in the child care space

Traction

Growing and retaining users across the US

We launched nationally in 2018, and are now in **every major US metro area**. Our **revenue is over $350K annually**, and we have over **35K+ trusted sitters** in our network.

We launched nationally in 2018, and are now in **every major US metro area**, with over **35K+ trusted sitters** and **over $1M in babysitting transactions** processed nationwide.

Media spotlights

    

*Annualized revenue based on projected revenue in September; 35K+ sitters as of Sep 2021

Customers

Nanno is loved by parents and sitters alike

Sitters and parents agree—they love Nanno. Most of our users find Nanno through **referrals** and **recommendations** by other users.

Business Model

Generating revenue through commissions and subscriptions

Our revenue model is twofold: Parents who book only occasionally pay only for the care they use—and we add a **20-30% commission** to the hourly rate. Parents who book frequently can subscribe on a monthly basis for lower hourly rates.

Our costs of acquisition, on both the parent and caregiver sides, are only a fraction of the lifetime value of our users—making our **unit economics infinitely scalable**.

Nanno 2.0: By the Numbers

In February 2021, we launched Nanno 2.0 — a reboot of our core product with an improved UX/UI. Here's how it's looking:

Average Monthly Revenue Growth	25% MoM	Average Booking Length	5 hours
Parent CAC (blended)	$50	Average # of Bookings per Month (Parent)	2 to 3
Average Monthly Profit per Parent User	$45	Average # of Bookings per Month (Sitter)	8 to 20

*Numbers as of the end of August 2021

Market

A $34B addressable market

There are **34M families** in the US with children under the age of 18. The average family spends approximately **$1K per year** on informal childcare (babysitting), which means the **US market for informal childcare is approximately $34B**.



Competition

When choosing child care, safety is key

In today's on-demand world, parents are seeking a full-service, tech-enabled solution when they need a sitter. Our biggest competitors, Care.com, UrbanSitter, and SitterCity, offer antiquated directory-based platforms that simply give parents access to a list of unvetted sitters.

Our **network of background-checked sitters is LARGER** in most US cities than our more established competitors.

➕ Nanno has more background checked sitters nationwide than our major competitors.* Here's how we match up:

	🙂 nanno	urbansitter	Care.com
	# of vetted sitters	# of vetted sitters	# of vetted sitters
Seattle	196	131	34 (of 1,309 total)
Denver	607	112	36 (of 1,909 total)
Houston	87	42	64 (of 2,240 total)
San Francisco	145	536	70 (of 1,061 total)
New York	235	753	71 (of 3,554 total)

* This comparison does not include our other two main competitors, SitterCity and Bambino, because they do not require background checks for sitters at all.

The technology innovation that truly sets us apart is a comprehensive vetting process:

1. Thorough criminal background check
2. Safety skills test
3. Psychometric behavioral test

When parents book with Nanno, they know their **sitter has been through a vetting process** that goes above and beyond what they would get anywhere else—online or offline.

*Competitor numbers as of July 21, 2021

Vision

Transforming the babysitting industry

Childcare is still primarily an offline industry. Even Care.com, the largest online marketplace for caregivers and babysitters, is only serving a small fraction of the market with 350K active users across all verticals (childcare, pet care, elder care, etc.). The first step to transforming this industry is **offering a streamlined, on-demand way for parents to book vetted sitters from their phone or computer**. The next step is to **offer additional childcare and enrichment options** to parents—tutors, art and music lessons, and STEM classes—using the same on-demand platform.

This is an industry crying for innovation—and Nanno is making it happen.

Investors

Raised nearly $2M to date

Nanno has raised funds from such notable investors as **500 Startups** and **Quake Capital Partners**. Our previous Republic campaign successfully closed at $1.07M in January 2020, having received investments from over 5K investors.

Founders

Founded by parents and professional problem solvers

Liz Oertle (Co-Founder and CEO) is passionate about leveraging emerging technologies to solve the real-world problems of everyday people—especially parents and families. Before starting Nanno, Liz was a startup lawyer, working with companies of all shapes and sizes. In 2016, she founded the Independent Law Group, a consortium of business attorneys who utilize disruptive startup practices to revolutionize the business of law.

Nelio Carneiro (CTO) is a passionate software engineer with more than 10 years of experience in web and mobile development. He has worked on big companies back in Brazil and also helped startups to grow in Ireland. During his career, he's contributed to lots of open source projects and created a few by himself. Nelio received his bachelor's degree in Computer Science from Federal University of Goias in Brazil. (Naturally, Nelio is also a dad.)

Desi McAdam (Co-Founder and Former CTO) is a veteran software engineer and consultant, and a global advocate for women developers for over 15 years. With over 20 years of experience building web and mobile applications, she is a recognized leader in the industry as a developer and for building products in a sustainable and mature fashion. In 2005, she co-founded DevChix, an organization for women software developers that now has thousands of members across 17 different countries.

Team

	Liz Oertle	Founder	Liz Oertle is passionate about leveraging emerging technologies to solve the real-world problems of everyday people – especially parents and families. Before starting Nanno, Liz was a startup lawyer, working with companies of all shapes and sizes.
	Nelio Carneiro	Chief Technology Officer	Nelio is a passionate software engineer with more than 10 years of experience in web and mobile development. Nelio received his bachelor's degree in Computer Science from Federal University of Goias in Brazil.
	Brandy Mello	Software Engineer	
	Michelle Brandel	Director of User Success	
	Barb Garner	Director of Accounting	

Perks

$100	A high-quality Nanno t-shirt with our slogan: You CAN have it all, you just can't DO it all by yourself.
$500	A one-year Nanno Pass subscription, giving you access to premium sitter rates in all U.S. cities.
$1,000	A Nanno-branded fleece or vest AND a one-year Nanno Pass subscription, giving you access to premium sitter rates in all U.S. cities.
$5,000	A Nanno-branded fleece or vest AND a lifetime Nanno Pass subscription, giving you access to premium sitter rates in all U.S. cities.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

[See Attached]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NANNO, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about January 1, 2022, Nanno, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $11,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. For any Equity Financing that occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Company shall notify the Investor of the closing of such Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in such Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price as calculated by reference to the price per share of Capital Stock sold in such Equity Financing.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before any Equity Financing, the Investor will receive from the Company, at the Company's discretion, either (i) a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, or (ii) the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (in either case, the "**Liquidity Consideration**").

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred, the Investor will receive from the Company either (i) the Liquidity Consideration, or (ii) if the enterprise valuation of the Company as reflected in the first Equity Financing completed after the date hereof (the "**First Equity Financing**") is less than the Valuation Cap, the same consideration the Investor would receive in the transaction constituting the Liquidity Event that the Investor would receive if the Investor held a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the First Equity Financing equal to the Purchase Price divided by the price per share of Capital Stock sold in the First Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(a), 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean a sale (or series of related sales) by the Company of its Equity Securities to one or more third parties after the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of shares of Capital Stock issued and outstanding immediately prior to the transaction giving rise to the calculation, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive or similar plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means either (a) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization, or (b) solely for the purposes of Section 1(a), if the enterprise valuation of the Company as reflected in the First Equity Financing (the "**First Equity Financing Valuation**") is less than the Valuation Cap, the price per share equal to (x) the First Equity Financing Valuation divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY

AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the

Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor. If the Investor fails to complete, execute and deliver any reasonable or necessary information or documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or perform any other actions contemplated herein within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company requesting such action, then the Company shall have the option (but not the obligation) to convert this Crowd SAFE into the right to receive a cash payment equal to the Purchase Price.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NANNO, INC.

By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated January 1, 2022 between Nanno, Inc., a Colorado corporation (the "*Company*") and [Investor Name] ("*Stockholder")*. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) *Grant of Irrevocable Proxy*.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) *Legend*. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) *Representations and Warranties*. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) *Equitable Remedies*. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) *Defined Terms.* All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) *Amendment*. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) *Assignment*.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) *Severability*. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Hi, I'm Liz Oertle, CEO and co-founder of Nanno. We help parents find fully vetted, trusted babysitters on-demand

[Music]

I started Nanno as a working mom with two small kids. When I needed a babysitter, whether it was last minute or I had weeks to plan, it was literally a traumatic experience. Sometimes I just gave up. The existing tech platforms were useless. They were not fast, they were not on demand and they certainly didn't seem safe.

Nanno is to childcare what Uber and Lyft are to transportation. We make it fast, easy, and safe to book a childcare provider when and where you need it. You put in the who, what, when and where, and we take care of the how. We can find a childcare provider for you when and where you need them, usually within minutes.

Payment is processed automatically through the app, making things simpler and more convenient for parents and sitters.

What I love most about Nanno is that we're solving a real problem for real people using technology to do something that could never have been done before. There are 34 million families in this country with kids under the age of 12. And we spend an average of a thousand dollars a year just on babysitting, making this a $34 billion market opportunity. All of that, while helping families do something that they really need to do, find trusted childcare for their kids.

The money we raise in this campaign will go to helping us spread the word about Nanno. We've already built a great platform that parents and sitters both love. Now we just need help making it into a household name.

I invest my time and energy in Nanno every day because I truly believe it will change the world, by liberating parents to be their best selves, which of course also means being the best parents that they can be.

If you're as excited about this as I am, join us on our journey.

I truly believe you can have it all, you just can't do it all by yourself.